FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File No. 000-30972

HIP ENERGY CORPORATION

(formerly Bradner Ventures Ltd.)

(Translation of registrant's name into English)

c/o 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

HIP ENERGY CORPORATION

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Tel: (604) 377-5515 Fax: (604) 921-4764

News Release

OTC SYMBOL: HIPCF	November 19, 2009

NAME CHANGE AND REVERSE STOCK SPLIT EFFECTED

Vancouver, British Columbia - HIP Energy Corporation (formerly Bradner Ventures Ltd.) (OTC: HIPCF) (the “Company”) is pleased to announce that it has changed its name from Bradner Ventures Ltd. to HIP Energy Corporation (the “Name Change”) and effected a five (5) for one (1) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock. The Name Change was effected with the Registrar of Companies on November 17, 2009 and the Name Change and Reverse Stock Split were effected with the OTC Bulletin Board on November 19, 2009. The Company’s new trading symbol is HIPCF. The new CUSIP number is 40421B 102.

The Name Change and Reverse Stock Split was approved by the shareholders of the Company at the Company’s Annual and Special Meeting held on July 31, 2009.

HIP ENERGY CORPORATION

“Richard Coglon”

Richard Coglon

President and Director

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HIP Energy Corporation (the “Company”)

(formerly Bradner Ventures Ltd.)

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Item 2	Date of Material Change

November 19, 2009

Item 3	News Release

The news release was disseminated on November 19, 2009 through Market News.

Item 4	Summary of Material Change

The Company announced that it has changed its name from Bradner Ventures Ltd. to HIP Energy Corporation and effected a five (5) for one (1) reverse stock split. Effective at the opening on November 19, 2009, the Company’s new trading symbol on the Over-the-Counter Bulletin Board will be HIPCF. The new CUSIP number is 40421B 102.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Richard Coglon, President at 604-377-5515

Item 9	Date of Report

November 19, 2009

HIP ENERGY CORPORATION

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Tel: (604) 377-5515 Fax: (604) 921-4764

News Release

OTC SYMBOL: HIPCF	November 19, 2009

NAME CHANGE AND REVERSE STOCK SPLIT

Vancouver, British Columbia - HIP Energy Corporation (formerly Bradner Ventures Ltd.) (OTC: HIPCF) (the “Company”) is pleased to announce that it has changed its name from Bradner Ventures Ltd. to HIP Energy Corporation (the “Name Change”) and effected a five (5) for one (1) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock. The Name Change was effected with the Registrar of Companies on November 17, 2009 and the Name Change and Reverse Stock Split were effected with the OTC Bulletin Board on November 19, 2009. The Company’s new trading symbol is HIPCF. The new CUSIP number is 40421B 102.

The Name Change and Reverse Stock Split was approved by the shareholders of the Company at the Company’s Annual and Special Meeting held on July 31, 2009.

HIP ENERGY CORPORATION

“Richard Coglon”

Richard Coglon

President and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon

Richard Coglon

President

Date: November 19, 2009

CW3018516.1